

AdCare Health Systems to Acquire Mountain Trace Nursing Center

North Carolina Nursing Home to Increase AdCare's Annualized Revenue Run-Rate by $7.8 Million

SPRINGFIELD, Ohio, November 8, 2010 - AdCare Health Systems, Inc. (NYSE Amex: ADK), a recognized innovator in senior living and health care facility management, has signed a definitive agreement to purchase Mountain Trace Nursing Center, a 106-bed nursing facility in Sylva, North Carolina, for $6.1 million.

The facility generates an estimated $7.8 million in annualized revenues and is expected to be immediately accretive to AdCare's earnings upon closing. Management expects to close the transaction by year-end.

Combined with other transactions closed earlier this year, AdCare's estimated annualized revenue run-rate would exceed $124 million upon closing Mountain Trace, representing an increase of more than 364% over annual revenues of $26.7 million in 2009.

"Mountain Trace is the fourteenth facility we've put under contract since we began our M&A campaign at the end of last year," said Chris Brogdon, AdCare's vice chairman and chief acquisitions officer. "It represents our first entrance into North Carolina and is in line with our expansion into the southeast. As reflected in this facility's high occupancy, we believe this acquisition is well-supported by regional demographics."

AdCare plans to finance the acquisition of Mountain Trace through a bank loan guaranteed by the United States Department of Agriculture (USDA). The guarantee is provided through a program developed by the government to supply long-term financing for rural projects at favorable rates.

"As we work toward closing this transaction, additional opportunities continue to emerge in the southern region of the U.S. as well as around our original base in the Midwest," added Brogdon.

Brogdon joined AdCare in September 2009 when the company announced a new M&A growth strategy to build upon its strong reputation for operational efficiency and high-quality living environments.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE Amex: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean such statements are not forward-looking. Statements in this announcement that are forward-looking include, but are not limited to, the expectation that when combined with other transactions closed earlier this year, AdCare's estimated annualized revenue run-rate would exceed $124 million upon closing Mountain Trace, which would represent an increase of more than 364% over revenues of $26.7 million in 2009. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs, and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Company Contact
Chris Brogdon, Vice Chairman & CAO
AdCare Health Systems, Inc.
Tel (937) 964-8974
info@adcarehealth.com

Investor Relations
Ron Both or Geoffrey Plank
Liolios Group, Inc.
Tel (949) 574-3860
info@liolios.com